From: Benji Jones
Sent: Thursday, October 06, 2016 12:53 PM
To: McManus, Kim; Collings, Nicole
Subject: Follow Up -- Groundfloor

Good morning,

We would like to follow up on our call from yesterday on behalf of our client, Groundfloor Finance Inc. (the “Company”), with specific reference to the press release entitled “Groundfloor Expanding Footprint to Real Estate Borrowers,” dated September 1, 2016, authored by Ryan Lichtenwald and published by Lend Academy (the “Unaffiliated Release”), which was previously linked to the press page of the Company’s website.

The Company would like to confirm that it does not consider itself to have “adopted” (as that concept is generally outlined in SEC Release No. 34-58288) the Unaffiliated Release and thus does not believe that it would be subject to anti-fraud liability for any materially inaccurate statements made in the Unaffiliated Release.

As we outlined in our correspondence to Ms. Collings on September 28, 2016, the landing page of the Company’s website where the Unaffiliated Release was hyperlinked functions as a press page.  The intended audience for this press page are industry and media outlets that may wish to follow or learn more about the Company and the industry in which it operates.  This is evidenced by the location of the “PRESS” link under the “ABOUT” tab on the Company’s website, the appearance at the top of the press page of the contact information for the Company’s PR firm, and the presence of various media assets (pictures, screenshots, etc.) that are made available to give industry and media outlets easy access to materials that they can use in future publications.

The Company further believes that there is no implied endorsement or approval of the Unaffiliated Release.  The Unaffiliated Release was among many articles listed under the “Featured News” heading on the press page.  These articles cover a variety of content, some of which focus on the crowdfunding, peer-to-peer lending and fintech industries and do not mention (or may only incidentally mention) the Company and others that feature the Company and its operations.  These articles were presented in a chronological order and under a single caption in a way that clearly separated them from the press releases, blog posts and promotional materials published by the Company.  The press page did not highlight any specific quotes or favorable language from the Unaffiliated Release or any of the other hyperlinked materials.  In preparation of the press landing page, the Company had not taken any steps to screen the content it identified on the press page in a way that would bias the information provided.  In fact, the Company believes that the materials identified on the press page include all of the unaffiliated media publications (irrespective of whether or not they are favorable) following the Company (exclusive of unaffiliated social media or blog posts, which the Company’s PR firm does not undertake to identify) that were generally available on an unrestricted basis.

The Company additionally notes that its involvement in preparation of the Unaffiliated Release was nominal.  The author of the Unaffiliated Release asked the Company’s CEO for a quote as a follow up to the Company’s recent press release.  The Company responded to the request, but did not otherwise provide any additional information about the Company’s performance and was not provided an opportunity to review the Unaffiliated Release before publication.

The Company notes that many of the factual statements made in the Unaffiliated Release correlate to information contained in the Company’s September 1, 2016 press release and information disclosed in the Company’s SEC filings available at that time.  For instance, the statement that there has been no loss of principal is consistent with the Company’s public communications.  However, in no instance in the Company’s press release or SEC filings (or in private communications with the author of this article) did the Company state that there have been “no defaults.” There are, however, specific references in SEC filings to the fact that there have been no “fundamental defaults,” which would have been the case at the time the Unaffiliated Release was published.  Without conceding the materiality of the statement in the Unaffiliated Release that there were “no defaults,” the Company respectfully notes the possibility that the author of the Unaffiliated Release simply failed to include reference to the “fundamental” nature of the defaults or that the word was ultimately removed for some editorial or other reason.

Although the Company continues to believe that the presentation of hyperlinked information on the press landing page did not have the effect of implicitly endorsing the Unaffiliated Release (or any of the hyperlinked materials written by unaffiliated third parties), it will continue to assess and review how this content is presented in the future.  As a general rule, however, to the extent that the Company includes hyperlinks to articles that may feature the Company, its operations and performance, it is the Company’s policy not to intentionally screen the materials it posts in a manner that biases the content it presents.  Unless otherwise stated on the press page, the intent is and has always been to identify all unaffiliated media publications (exclusive of unaffiliated social media or blog posts) that feature the Company, its operations and performance, irrespective of whether or not such publications are favorable.  The Company does, however, reserve the right not to identify on the press page (or to promptly remove from the press page – as in the case of the Unaffiliated Release) any articles that it determines to contain inaccurate or erroneous factual information about the Company, its operations or performance.

Thank you again for your consideration of these matters.  We look forward to hearing from you, as the Company is eager for its outstanding PQAs covering new LROs to be qualified by the end of business on Friday, October 7, 2016, before the start of the Columbus Day holiday weekend.

Many thanks

Benji

BENJI T JONES | PARTNER
bjones@smithlaw.com | bio | vcard
P 919.821.6608 | F 919.821.6800

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300 | Raleigh, NC 27601
P.O. Box 2611 | Raleigh, NC 27602-2611
smithlaw.com | map

From: Benji Jones
Sent: Tuesday, October 04, 2016 11:49 AM
To: McManus, Kim; Collings, Nicole
Subject: Groundfloor Follow Up

Good Morning,

Thank you for the call yesterday.  We discussed the concerns you raised about the adequacy of the proposed legends to the website with our client, Groundfloor Finance Inc. (the “Company”).  At this time, the Company would like to propose using the following updated legend rather than making any changes to the content of the main landing page itself.  The revised legend (which would appear on every landing page on the website) is as follows:

WE MAY ONLY MAKE OFFERS TO RESIDENTS OF MA, MD, DC, VA, GA, IL, TX, WA, and CA.

The information on this website does not constitute an offer to sell the limited recourse obligations (or “LROs”) identified herein in any state or jurisdiction in which we are not qualified to do so.

Groundfloor Finance Inc. (“Groundfloor,” “we,” “us,” or “our”) has filed offering circulars and post-qualification amendments (or “PQAs”) (including supplements to such filings) with the Securities and Exchange Commission (the “SEC”) covering the current offering of our LROs.   An investment in LROs entails risk of loss, and you may lose all or part of your investment.  Each investor should carefully consider the risk factors and other information discussed in our qualified offering circulars/PQAs (and current supplements, if any) before purchasing LROs:

PQA No. 31          PQA No. 29          PQA No. 28          PQA No. 27          PQA No. 25

A copy of these materials may also be obtained for free on the SEC’s website at www.sec.gov.

Some statements in the offering circulars/PQAs and on this website may contain forward-looking statements and are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. You should consult with your own attorneys, accountants and other professional advisors prior to making an investment.

The information on this website does not constitute an offer to sell or a solicitation of interest in any LROs we may qualify in the future.  No money or other consideration is being solicited with respect to any LROs that have not been duly qualified, and if sent in response, will not be accepted. No offer to buy any LROs that have not been duly qualified can be accepted and no part of the purchase price can be received until an offering circular/PQA covering such LROs has been qualified by the SEC.  Any such offer to buy unqualified LROs may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance is given after the date of qualification. An indication of interest in our offerings involves no obligation or commitment of any kind.  You may obtain a copy of the offering circular/PQA (or the preliminary offering circular, if any) covering the LROs we may offer in the future by contacting a company representative at 404-850-9223  or at our principal offices at 75 Fifth Street NW, Suite 2170, Atlanta, GA 30308.

The information above presents a general summary of our business and the purpose and principal business terms of an investment in LROs. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the offering circulars/PQAs.

Articles or information from third-party sources outside of this domain may discuss Groundfloor or relate to information contained herein, but Groundfloor does not approve and is not responsible for such content. Hyperlinks to third-party sites, or reproduction of third-party content, do not constitute an approval or endorsement by Groundfloor of the linked or reproduced content.

Neither the SEC nor any state securities commission or regulatory authority approved, disapproved, endorsed, or recommended the merits of the offering described in the offering circulars/PQAs or reflected on this website.

Groundfloor’s services do not constitute “crowdfunding” as described in Title III of the Jumpstart Our Business Startups Act (“JOBS Act”).

The Company would modify the hyperlinks identified above as necessary to include (1) the version of the qualified offering circular or PQA that contains the most current update to the fundamental terms of the offering, including any updated financial information (whether by incorporation by reference or otherwise) (currently PQA No. 31 identified above), (2) those qualified offering circulars and/or PQAs that identify LROs that are subject to ongoing offerings (currently PQA Nos. 29, 28, 27 and 25), and (3) the most current version of any supplement that may be filed that contains updates to information outlined in the prior two categories (currently there are no such supplements that would need to be hyperlinked).

In light of the Staff’s position that certain statements on the main landing page could be characterized collectively as a solicitation of interest in LROs that may be qualified in the future, the Company has modified the legends to include the notifications required by Rule 255.  However, the Company respectfully notes that it does not intend to file, or make offers pursuant to, preliminary offering circulars.  As discussed, the Company does not currently intend to test the waters with respect to any LROs it may offer in the future—consistent with the offering mechanics outlined in the Company’s offering circular and evidenced by the fact that the Company does not post any details of the new LROs that are offered until an offering circular or PQA covering those LROs is duly qualified.

The Company believes that Rule 255(d)(ii)(C) permits an issuer to make solicitation of interest or other communications after the offering statement has been filed, but before it is qualified, even without the use of a preliminary offering circular.  Thus, the Company does not intend to make written offers after the offering statement is filed with the use of a preliminary offering circular (as contemplated by Rule 251(d)(ii)(B)).  To the extent any statements on the website may be deemed to be characterized as a solicitation of interest, the Company believes such statements would be in compliance with Rule 255, as Rule 255 permits an issuer to communicate orally or in writing to determine at any time before the qualification of an offering statement whether there is interest in a contemplated securities offering.  These communications may be made as long as no consideration or acceptance of money is made before qualification of the offering statement and as long as the communications include the required notices to the investors.  There is no requirement that an issuer use a preliminary offering circular in connection with its Rule 255 communications, but only that it offer to provide a copy to potential investors if it elects to do so.

Please let us know if you have follow-up questions or comments. I am out of the office from 10 am-3:30 pm today with little access to phone or email.  You may be able to reach Jason Martinez at 919-821-6675 while I am out.  Please feel free to reach out directly to Mr. Bhargava if this response satisfies your concerns, as we know the Company is eager to seek qualification for the PQAs that are in the pipeline.  We look forward to hearing from you.

Best regards,

Benji

BENJI T JONES | PARTNER
bjones@smithlaw.com | bio | vcard
P 919.821.6608 | F 919.821.6800

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300 | Raleigh, NC 27601
P.O. Box 2611 | Raleigh, NC 27602-2611
smithlaw.com | map

From: Benji Jones
Sent: Wednesday, September 28, 2016 3:04 PM
To: Collings, Nicole
Subject: Groundfloor Response

Dear Nicole,

On behalf of our client, Groundfloor Finance Inc. (the “Company”), we would like to provide the following responses to the comments you raised with me on our call on Monday regarding the Company’s ongoing Regulation A offering.  Your comments (or a close iteration of what I understood you to convey over the phone) are identified below in italics, with the Company’s response following.

Please let me know if you have any follow-up questions or comments—we would be happy to arrange for a teleconference later this week if your concerns are not adequately addressed below.  I know that Mr. Bhargava and the management team at the Company are eager to proceed to seek qualification of the outstanding post-qualification amendments covering new series of LROs as soon as possible.

1.      The Staff views the main landing page of the Company’s platform as an offer with respect to LROs that have been qualified and a solicitation of interest with respect to LROs that may be qualified in the future.  Please update the landing page to include a hyperlink to the most recent offering circular (as required under Rule 251(d)(1)(iii)) and appropriate legends (as required under Rule 255).

RESPONSE:  The Company understands that there are certain statements on the main landing page that the Staff may characterize collectively as an offer/solicitation of interest.  While the Company does not necessarily agree with the Staff’s position, it will update the legend as follows:

WE MAY MAKE OFFERS TO RESIDENTS OF A LIMITED NUMBER OF STATES: MA, MD, DC, VA, GA, IL, TX, WA, CA.

The information on this website does not constitute an offer to sell or a solicitation of an offer to make an investment in the limited recourse obligations (or “LROs”) described herein in any state or jurisdiction in which we are not qualified to do so.

Groundfloor Finance Inc. (“Groundfloor,” “we,” “us,” or “our”) has filed an offering circular (including one or more supplements or amendments thereto) with the Securities and Exchange Commission (the “SEC”) for the offering of our LROs.  A copy of the most recent version of the offering circular and any supplements and amendments thereto may also be obtained for free on the SEC’s website at www.sec.gov. An investment in LROs entails risk of loss, and you may lose all or part of your investment.  Each investor should carefully consider the risk factors discussed in the offering circular before purchasing LROs. Some statements in the offering circular and on Groundfloor.com may contain forward-looking statements and are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements. You should consult with your own attorneys, accountants and other professional advisors prior to making an investment.

No money or other consideration is being solicited with respect to any LROs that have not been duly qualified, and if sent in response, will not be accepted. No offer to buy any LROs that have not been duly qualified can be accepted and no part of the purchase price can be received until an offering statement (including a post-qualification amendment thereto) covering such LROs filed with the SEC has been qualified by the SEC. Any such offer to buy unqualified LROs may be withdrawn or revoked, without obligation of any kind, at any time before notice of its acceptance is given after the date of qualification. An indication of interest in our offerings involves no obligation or commitment of any kind.

The information above presents a general summary of our business and the purpose and principal business terms of an investment in LROs. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the offering circular.

Articles or information from third-party sources outside of this domain may discuss Groundfloor or relate to information contained herein, but Groundfloor does not approve and is not responsible for such content. Hyperlinks to third-party sites, or reproduction of third-party content, do not constitute an approval or endorsement by Groundfloor of the linked or reproduced content.

Disclaimer: Neither the SEC nor any state securities commission or regulatory authority approved, disapproved, endorsed, or recommended the merits of the offering described in the offering circular or reflected on this website.

Groundfloor’s services do not constitute “crowdfunding” as described in Title III of the Jumpstart Our Business Startups Act (“JOBS Act”).

Rule 251(d)(1)(iii) stipulates that offers made after the offering statement has been qualified must be “accompanied with or preceded by the most recent offering circular filed with the Commission for such offering.”  The Company intends to satisfy this requirement by providing (1) a hyperlink to a copy of the most recently qualified offering statement (or post-qualification amendment) that contains the most current update to the fundamental terms of the offering (including any updated financial information) and (2) a link to the Company’s internal filing directory that identifies all of the additional supplements and post-qualification amendments covering additional series of LROs that have been qualified to date. The Company has elected not to link directly to its filings with the SEC on EDGAR because it believes that the Company’s internal filing directory presents these materials in a way that is more user-friendly and permits investors to identify relevant offering materials more efficiently.

As illustrated above, the first hyperlink will provide direct access to Post-Qualification Amendment No. 11 (dated March 17, 2016), which updates (and incorporates by reference) the original offering statement that the Company filed in December 2015 to include audited annual financial statements as of December 31, 2015 and to provide other operational updates.  Once Post-Qualification Amendment No. 31 (which includes the unaudited interim financial statements as of June 30, 2016 and other operational updates) is qualified, the Company plans to directly hyperlink to that document instead.  The Company believes, in this context where the communication can be viewed to be a general offer of any series of qualified LROs (rather than an offer of a specific series of qualified LROs), it is more appropriate to hyperlink to the general offering materials.  The Company would continue to use a direct hyperlink elsewhere on the website to the specific Post-Qualification Amendment covering the particular series of LROs being offered or sold in appropriate situations (such as hyperlinks from a Project Summary identifying the terms of a specific series of LROs being offered or the final offering circular delivery requirements stipulated in Rule 251(d)(2)(ii)).

The Company plans to file a copy of the landing page (as revised with the legend) as an exhibit to its offering statement (in a manner consistent with Item 17(13) of Form 1-A).  The Company does not believe that every public landing page of the website amounts to an offer or solicitation of interest; however, out of an abundance of caution and for the sake of consistency, it intends to post this legend on every landing page that may be viewed by potential investors.  The Company plans to file additional landing pages as exhibits to the offering statement, but only to the extent that (i) the Company views such page to involve a testing-the-waters communication (as authorized under Rule 255) and (ii) such information is not substantively the same as previously filed materials.

2.      Please tell us how Groundfloor was involved in the preparation and publication of the articles referenced on or linked to on the Company’s website.  Also tell us whether the Company is paying any third parties for distribution of such articles.

RESPONSE:  The Company does not pay unaffiliated media outlets to feature the Company or to cover its business nor does it pay third party media to distribute articles or publications it authors featuring the Company.  The Company may pay hosting, advertising or publication fees to distribute content it prepares for publication, such as its press releases, social media posts, featured articles, etc.

There are two types of articles referenced on, and linked to, the Company’s website: those that the Company has prepared and those that are prepared by unaffiliated media outlets.  The materials authored by the Company are authored by its executives or other employees and may feature the Company’s business and/or its industry.

The articles prepared by unaffiliated media outlets can be divided into two categories: (1) content that focuses on the Company or highlights aspects of the Company’s business (comprised of about 28 articles) and (2) content that features a discussion of the industry more generally (comprised of about 20 articles).  The Company’s involvement in these publications varies, depending on the circumstances in question.  For instance, the Company’s executives may be featured or interviewed for some publications, while others may have been prepared with little or no involvement from the Company.  The Company considers its involvement in most of the publications that focused on the Company to be very limited in scope (mostly providing short comments or quotes without extensive interview or in depth correspondence with the media source).  The Company was more involved in only about eight of the remaining publications that focused on the Company.  This involvement typically involved extensive interviews with one or more members of the Company’s management team.

3.      Tell us if all of the media outlets named in the Company’s landing page have covered the Company.  If not, tell us why it is appropriate to put an icon referencing those media outlets on the Company’s landing page.

RESPONSE:  Each of the media outlets named on the Company’s landing page have covered the Company at one time since inception.  Many of these articles are no longer available publicly or were published behind subscription-based firewalls (so not generally available to the public).  The Company is in the process of revising the main landing page to indicate that these are media outlets that have featured the Company at one time in the past.  Going forward, the logos will not hyperlink to any portion of the Company’s platform or to any articles directly.  The Company may from time to time change the media outlets it identifies on the landing page, but would only include those that have covered the Company.

4.      Tell us how you determine which articles to link to on the Company’s landing page.  Please see SEC Release No. 34-58288 (Guidance on the Use of Company Web Sites) and advise us on the degree to which the links may suggest that Groundfloor is adopting the Company-specific information included in those articles.

RESPONSE:  The landing page featuring these articles is intended to function generally as a press page. The page includes the contact information for the Company’s press agent who works with its contract PR firm (Jones-Dilworth, Inc.), which generally manages the content of the landing page. The articles featured on the press page cover a variety of content, some of which does not mention (or may only incidentally mention) the Company and others which may focus on the Company’s operations.  The Company presents articles in a chronological order and has not taken any steps to screen the content it identifies in any way that would exclude negative media coverage of the Company.  In fact, the Company believes that the materials currently identified include all of the pertinent media publications about the Company that are generally available on an unrestricted basis.  The Company also uses the landing page to host media assets (pictures, screenshots, etc.), to provide unaffiliated media easy access to these images.

The Company has considered the content of this landing page in light of your reference to SEC Release No. 34-58288.  While the Company believes that the landing page is devoted to media relations and presents information without the intention of implicitly endorsing the hyperlinked materials, to avoid confusion, the Company plans to implement the following changes to its press page:

•	The Company plans to change the header image at the top of the page from “Private Lending Now Public” to simply say “Press Page” and remove the hyperlink to “fund your account now”, and

•	The Company plans to add to the header FEATURED NEWS a statement that “these feature a broad spectrum of articles about Groundfloor and the industry in which we operate. Groundfloor does not approve and is not responsible for such content. Hyperlinks to third-party sites, or reproduction of third-party content, do not constitute an approval or endorsement by Groundfloor of the linked or reproduced content.”

The Company also plans to review the manner in which it presents these materials as well as company-sponsored content and may decide to make further adjustments.  For instance, the Company may elect to present the materials in a manner that highlights more recent publications (by clarifying chronological order of the articles) and/or may highlight specific quotes from older articles (rather than link to the entire article).  The Company could also elect to remove the link to such materials (and leave a historical reference to the article itself) or may remove the reference to a particular article altogether.

Thank you for your consideration.

Best regards,

Benji

BENJI T JONES | PARTNER
bjones@smithlaw.com | bio | vcard
P 919.821.6608 | F 919.821.6800

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300 | Raleigh, NC 27601
P.O. Box 2611 | Raleigh, NC 27602-2611
smithlaw.com | map